SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2015

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

6 Jonathan Netanyahu St.

Or Yehuda

Israel 60376

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Other Events

On February 17, 2015, Vascular Biogenics Ltd. issued the following press releases: (i) “VBL Therapeutics Announces Removal of FDA Partial Clinical Hold on VB-111” and (ii) “VBL Therapeutics Reports Topline Results from Phase 2 Studies of VB-201 in Psoriasis and Ulcerative Colitis.” A copy of each press release is attached hereto as Exhibit 99.1 and Exhibit 99.2 and each is incorporated herein by reference.

Exhibits

99.1	Vascular Biogenics Ltd. Press Release: VBL Therapeutics Announces Removal of FDA Partial Clinical Hold on VB-111

99.2	Vascular Biogenics Ltd. Press Release: VBL Therapeutics Reports Topline Results from Phase 2 Studies of VB-201 in Psoriasis and Ulcerative Colitis

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: February 17, 2015	By:	/s/ Dror Harats
		Name:	Dror Harats
		Title:	Chief Executive Officer

EXHIBIT INDEX

99.1	Vascular Biogenics Ltd. Press Release: VBL Therapeutics Announces Removal of FDA Partial Clinical Hold on VB-111

99.2	Vascular Biogenics Ltd. Press Release: VBL Therapeutics Reports Topline Results from Phase 2 Studies of VB-201 in Psoriasis and Ulcerative Colitis

Exhibit 99.1

VBL Therapeutics Announces Removal of FDA Partial Clinical Hold on VB-111

— Company Expects to Initiate Phase 3 Pivotal Trial of VB-111 in Patients with Recurrent Glioblastoma in Mid-2015 —

TEL AVIV, Israel, February 17, 2015 (GLOBE NEWSWIRE) — VBL Therapeutics (NASDAQ: VBLT) a clinical-stage biotechnology company committed to the discovery, development and commercialization of first-in-class treatments for cancer, today announced that the U.S. Food and Drug Administration (FDA) has determined that VBL may proceed with its pivotal Phase 3 trial in patients with recurrent glioblastoma (rGBM) and removed the clinical hold on the trial, allowing the trial to proceed under a previously agreed upon special protocol assessment (SPA).

“We have worked diligently with the FDA and anticipate initiating our Phase 3 pivotal trial of VB-111 in mid-2015,” said Dror Harats, M.D., Chief Executive Officer of VBL Therapeutics. “We believe that VB-111 has significant potential as a gene therapy-based biologic for the treatment of solid tumors such as rGBM and look forward to harnessing our efforts in support of this important program.”

In July 2014, the Phase 3 study of VB-111 in rGBM was placed on clinical hold, pending the submission of additional properties regarding the VB-111 potency assay developed by VBL. Also in July 2014, pursuant to VBL’s request for an SPA, the FDA issued a concurrence with the design and planned analyses of this pivotal trial for a randomized, controlled, double-arm, open-label study of VB-111 with a primary endpoint of increased overall survival. Interim data is expected in the second half of 2016.

VBL recently reported positive data for VB-111 in rGBM and in thyroid cancer and is currently evaluating VB-111 in a clinical trial for ovarian cancer. VBL has also received fast track designation for VB-111 in the United States for prolongation of survival in patients with recurrent rGBM and orphan drug designation in both the United States and Europe.

In a simultaneous press release, VBL also reported today that it will discontinue development of a separate pipeline candidate VB-201 in ulcerative colitis and psoriasis following results of Phase 2 studies in these indications.

About VB-111:

VB-111 is a novel, intravenously-administered, anti-angiogenic agent that utilizes VBL’s proprietary Vascular Targeting System (VTS™) to target endothelial cells in the tumor vasculature for cancer therapy. VB-111 contains a non-replicating adenovector, a proprietary modified murine pre-proendothelin promoter (PPE-1-3x) and a Fas-Chimera transgene to angiogenic tumor blood vessels, leading to their apoptosis. VB-111 is the first agent based on transcriptional targeting of tumor endothelium to be assessed in a clinical trial.

VB-111 completed a Phase 1/2 “all-comers” clinical trial, which demonstrated multiple cases of objective tumor response and disease control and excellent safety and tolerability. VB-111 has Fast Track Designation for recurrent glioblastoma in the US, and orphan drug status for glioblastoma in both the US and EU.

About VBL:

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical-stage biopharmaceutical company committed to the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, VB-111, is a gene-based biologic that is initially being developed for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer. VB-111 has received orphan drug designation in both the United States and Europe and was granted Fast Track designation by the FDA for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. VBL Therapeutics expects to begin the pivotal Phase 3 trial for VB-111 in rGBM in mid-2015, under a special protocol assessment agreement granted by the FDA.

Forward Looking Statements:

This press release contains forward-looking statements. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Contact:

Hannah Deresiewicz

Stern Investor Relations, Inc.

212-362-1200, hannahd@sternir.com

Exhibit 99.2

VBL Therapeutics Reports Topline Results from Phase 2 Studies of VB-201 in Psoriasis and Ulcerative Colitis

— Phase 2 Studies of VB-201 in Patients with Psoriasis and Ulcerative Colitis Did Not Meet Primary Endpoints —

— Company to Continue Focus on VB-111 Development in rGBM with Phase 3 to Initiate in Mid-2015 —

TEL AVIV, ISRAEL, February 17, 2015 — VBL Therapeutics (NASDAQ: VBLT), a clinical-stage biotechnology company committed to the discovery, development and commercialization of first-in-class treatments for cancer, today announced that its Phase 2 studies evaluating lead Lecinoxoid compound VB-201 in patients with psoriasis and ulcerative colitis did not meet their primary endpoints. The Company does not plan to continue development of VB-201 in these indications.

“We continue to focus on advancing VB-111 into Phase 3 for recurrent glioblastoma (rGBM). We believe that this drug candidate has significant potential as an anti-angiogenic agent for the treatment of cancer and we look forward to initiating the trial,” commented Dror Harats, M.D., Chief Executive Officer of VBL Therapeutics. “We are disappointed by the outcome of these Phase 2 studies in psoriasis and ulcerative colitis. Immune-inflammatory conditions are difficult-to-treat diseases with a limited array of effective treatments. We were honored to work with an excellent team of clinical investigators and would like to thank the patients who participated in the clinical studies for these drug candidates.”

In a simultaneous press release, VBL also announced today that the U.S. Food and Drug Administration (FDA) determined that VBL may proceed with a pivotal Phase 3 trial in rGBM and removed the clinical hold previously imposed on the study. VBL plans to initiate this trial in mid-2015 under a special protocol assessment with the FDA.

Psoriasis Study Details

This Phase 2 randomized, double-blind, placebo-controlled study was designed to evaluate the safety and efficacy of VB-201 dosed at 80 mg or 160 mg daily for 24 weeks. The study evaluated 194 patients with moderate to severe plaque psoriasis. The primary efficacy endpoint of the study was PASI 50, or the proportion of patients who achieve at least 50 percent improvement from baseline PASI score, at weeks 16 and 24.

No effect of VB-201 compared to placebo was observed on the primary or secondary endpoints at either dose level tested. The PASI 50 for VB-201 patients was 26.4% at 16 weeks and 34% at 24 weeks, with no significant difference between the 80 mg and 160 mg dose cohorts. The placebo PASI 50 at week 16 was 38%.

Ulcerative Colitis Study Details

This Phase 2 randomized, double-blind, placebo-controlled study was designed to evaluate the safety and efficacy of VB-201 dosed at 160 mg daily for 24 weeks. The study evaluated 112 patients with mild to moderate ulcerative colitis. The primary endpoint of the study was disease remission at weeks 12 and 24.

No statistically significant effect of VB-201 was observed compared to placebo on the primary or secondary endpoints. Remission rate for VB-201 was 10.5% at 12 weeks and 22.8% at 24 weeks, a meaningful improvement over week 12 (p=0.02). However, remission rate for the placebo arm was 15.1% at 12 weeks. The 7.7% difference of VB-201 over placebo was not statistically significant.

VB-201 was safe and well-tolerated in both trials. There were no drug-related serious adverse events.

About VBL:

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical-stage biopharmaceutical company committed to the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, VB-111, is a gene-based biologic that is initially being developed for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer. VB-111 has received orphan drug designation in both the United States and Europe and was granted Fast Track designation by the FDA for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. VBL Therapeutics expects to begin the pivotal Phase 3 trial for VB-111 in rGBM in mid-2015, under a special protocol assessment agreement granted by the FDA.

Forward Looking Statements:

This press release contains forward-looking statements. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Contact:

Hannah Deresiewicz

Stern Investor Relations, Inc.

212-362-1200, hannahd@sternir.com